# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESSA Pharma Inc., CIK 0001633932
CUSIP: 29668H708
Title of class of securities: Common Shares
Address of issuer's principal executive offices: SUITE 720, 999 WEST BROADWAY, VANCOUVER, British Columbia Canada (A1), V5Z 1K5
Date of event which requires filing of this statement: 08/05/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-25-000447
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8800; KENNETH A. SCHLESINGER, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,194,145; sole dispositive power 0; shared dispositive power 6,194,145; aggregate amount beneficially owned 6,194,145 (13.1% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,194,145; sole dispositive power 0; shared dispositive power 6,194,145; aggregate amount beneficially owned 6,194,145 (13.1% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,726,743; sole dispositive power 0; shared dispositive power 4,726,743; aggregate amount beneficially owned 4,726,743 (9.99% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,726,743; sole dispositive power 0; shared dispositive power 4,726,743; aggregate amount beneficially owned 4,726,743 (9.99% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 560,797; sole dispositive power 0; shared dispositive power 560,797; aggregate amount beneficially owned 560,797 (1.2% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 560,797; sole dispositive power 0; shared dispositive power 560,797; aggregate amount beneficially owned 560,797 (1.2% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,920,888; sole dispositive power 0; shared dispositive power 10,920,888; aggregate amount beneficially owned 10,920,888 (23.1% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,668,473; sole dispositive power 0; shared dispositive power 11,668,473; aggregate amount beneficially owned 11,668,473 (24.7% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,668,473; sole dispositive power 0; shared dispositive power 11,668,473; aggregate amount beneficially owned 11,668,473 (24.7% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,668,473; sole dispositive power 0; shared dispositive power 11,668,473; aggregate amount beneficially owned 11,668,473 (24.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: ESSA Pharma Inc.
Address of issuer's principal executive offices: SUITE 720, 999 WEST BROADWAY, VANCOUVER, British Columbia Canada (A1), V5Z 1K5

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of BVF, BVF2 and Trading Fund OS, and held in the Partners Managed Account, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 6,194,145 Common Shares (the "Shares") owned directly by BVF is approximately $22,714,817, including brokerage commissions. The aggregate purchase price of the 4,726,743 Shares owned directly by BVF2 is approximately $16,575,234, including brokerage commissions. The aggregate purchase price of the 560,797 Shares owned directly by Trading Fund OS is approximately $1,779,975, including brokerage commissions. The aggregate purchase price of the 186,788 Shares held in the Partners Managed Account is approximately $1,292,828, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On August 5, 2025, certain of the Reporting Persons including BVF, BVF2 and Trading Fund OS entered into a waiver and agreement to exercise (the "Waiver and Agreement") with the Issuer with respect to the amended and restated common share purchase warrants (the "Pre-Funded Warrants") held by them in connection with the Issuer's proposed upcoming merger. Pursuant to the Waiver and Agreement, (i) BVF, BVF2, Trading Fund OS and the Issuer agreed to waive the 19.99% beneficial ownership limitation set forth in Section 2(e) of the Pre-Funded Warrants to permit the full exercise of the of the Pre-Funded Warrants held by them, and (ii) BVF, BVF2 and Trading Fund OS exercised all of the Pre-Funded Warrants held by them in a cashless exercise to acquire 1,481,555 Shares, 1,234,964 Shares and 203,325 Shares, respectively, effective August 5, 2025 (the "Exercise"). A copy of the Waiver and Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of (i) 44,388,550 Shares outstanding, which is the total number of Shares expected to be outstanding as of August 5, 2025 as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 30, 2025, and (ii) 2,919,844 Shares acquired by certain of the Reporting Persons in connection with the cashless exercise of the Pre-Funded Warrants described in further detail in Item 4 above.

As of the date hereof, (i) BVF beneficially owned 6,194,145 Shares, representing percentage ownership of approximately 13.1% of the Shares outstanding, (ii) BVF2 beneficially owned 4,726,743 Shares, representing percentage ownership of approximately 9.99% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 560,797 Shares, representing percentage ownership of approximately 1.2% of the Shares outstanding, and (iv) 186,788 Shares were held in the Partners Managed Account, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 6,194,145 Shares beneficially owned by BVF, representing percentage ownership of approximately 13.1% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 4,726,743 Shares beneficially owned by BVF2, representing percentage ownership of approximately 9.99% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 560,797 Shares beneficially owned by Trading Fund OS, representing percentage ownership of approximately 1.2% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 10,920,888 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 23.1% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 11,668,473 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, representing percentage ownership of approximately 24.7% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 11,668,473 Shares beneficially owned by Partners, representing percentage ownership of approximately 24.7% of the Shares outstanding.

Mr. Lampert, as the sole director and officer of BVF Inc., may be deemed to beneficially own the 11,668,473 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 24.7% of the Shares outstanding.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than as set forth in Item 4 above and in the immediately following sentence, there were no transactions in the securities of the Issuer by the Reporting Persons during the past sixty days. In connection with the Exercise, BVF, BVF2 and Trading Fund OS disposed of 70, 66, and 11 Shares to the Issuer, respectively, based on a market price of $1.8779 per Share.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On August 5, 2025, BVF, BVF2 and Trading Fund OS entered into the Waiver and Agreement with the Issuer as described in Item 4 above. A copy of the Waiver and Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Waiver and Agreement, dated August 5, 2025.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/07/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/07/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/07/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/07/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/07/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/07/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/07/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/07/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/07/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (08/07/2025)